SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Signs Non-Binding MOU to Acquire Cellocator

The accretive acquisition is anticipated to generate annualized revenues, of approximately US$ 15 million

Givatayim, Israel - March 16th, 2007. Pointer Telocation Ltd. (NASDAQ: PNTR), a leading provider of services to the insurance and automotive industries including road-side assistance, fleet management and stolen vehicle retrieval services in Israel, Argentina and Mexico, announced today the signing of a non-binding Memorandum of Understanding to acquire the assets and liabilities of Cellocator Ltd., a private Israeli company active in the field of cellular location-based services and technology.

The closing of the transaction is expected in June 2007 subject to the completion of a due diligence process to the satisfaction of Pointer, and reaching a definitive agreement.

Based on Celloator’s forecasts, as provided to Pointer prior to the due diligence, the activities of Cellocator are anticipated to generate annualized revenues, for year 2007, of approximately US$ 15 million.

Pointer will pay Cellocator and its shareholders approximately US$ 18.5 million in cash, shares and a convertible debenture. Following the completion of the transaction and upon conversion of the debenture, Cellocator and/or its shareholders will hold approximately 8% of the issued share capital of Pointer

Commenting on the signing of the MOU, Danny Stern, Pointer’s CEO said: “We are proud to announce the agreement to acquire Cellocator. This accretive acquisition is in line with our strategic goal for international growth and for penetrating to European markets. Cellocator complements our business by providing supreme quality technology and high class customer relationships, mainly in Europe. Cellocator’s product platform will enable Pointer to introduce new services such as remote diagnostics, driver behavior monitoring, PAYD (Pay as You Drive), along with SVR (Stolen Vehicle Recovery) and Fleet Management services.

We expect the acquisition to improve and increase Pointer’s technological competencies. The three agreements signed in the last few days will, upon completion, have a substantially positive impact on Pointer’s financial results from 2007. We will therefore release updated guidance after an in-depth analysis of the financials involved”, concluded Mr. Stern.

About Celloator
Cellocator Ltd www.cellocator.net provides sophisticated, cost-effective and reliable OEM products for the vehicle security and fleet management service industry, as well as solutions for wireless M2M (machine to machine).

Cellocator is a B2B company that supplies and integrates its technology with solutions for its partners/clients in different business sectors –

—	fleet management operators and service providers
—	security service providers
—	Integrators and turn-key solutions providers

With Cellocator equipment, its partners/clients can offer their customers the following competitive advantages –

—	Improved customer service
—	Optimized resources usage (money, manpower, time)
—	Increased profitability
—	Improved cargo and vehicle security
—	Decreased outlay communications, fuel, labor, maintenance, insurance

Currently around 150,000 vehicles in over 25 countries are outfitted with Cellocator products. Its growing customer base includes vehicle security and fleet service providers based in the UK, Greece, Mexico, Russia, Croatia, Germany, Czech Republic, Latvia, Turkey, Hong Kong, Singapore, India, Panama, Costa Rica, Brazil, Norway, Venezuela, Hungary and Israel.

About Pointer Telocation:
Pointer Telocation Ltd www.pointer.com provides a range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir, and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Safe Harbor Statement
This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: March 16, 2007